February 12, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Karen J. Garnett, Assistant Director

Re:	Lightstone Value Plus Real Estate Investment Trust II, Inc.
Registration Statement on Form S-11
File No. 333-151532

Dear Ms. Garnett:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-captioned Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on February 17, 2009, or as soon thereafter as practicable, or at such later time as may be orally requested.

The Company acknowledges that:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows.]

Very truly yours,

LIGHTSTONE VALUE PLUS REAL ESTATE
INVESTMENT TRUST II, INC.

By:	/s/ David Lichtenstein
Name: David Lichtenstein
Title: Chief Executive Officer